EXHIBIT 99.1

Westport Fuel Systems Reports Third Quarter 2017 Financial Results

Order Fulfillment of Westport™ HPDI 2.0; Strengthened Balance Sheet

VANCOUVER, British Columbia, Nov. 14, 2017 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) reported financial results for the third quarter ended September 30, 2017, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"We continue to execute on our plan to strengthen our balance sheet, drive operational efficiencies, and advance the commercialization of Westport HPDI 2.0," said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. "This is the first comparable quarter on a year-over-year basis since the merger and we see improved results across the board. The actions taken and implemented a year ago to achieve merger synergies are being realized. Q3 was a strong quarter with a 54% improvement in adjusted EBITDA compared to Q3 2016. Our Automotive business is delivering improved adjusted EBITDA; Cummins Westport is seeing strong customer demand and delivering higher income contributions; and our technology portfolio is market ready with products that deliver solutions to customers today. We have made significant progress and will remain focused on delivering our commitment towards becoming a profitable and sustainable company."

Q3 2017 CONSOLIDATED FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS
	Three months ended September 30,		Better /	Nine months ended September 30,*
($ in millions, except per share amounts)	2017	2016	(Worse)	2017	2016
Consolidated Revenues	$60.8	$56.1	8%	$182.9	$117.3
Consolidated Gross Margin	14.8	8.7	70%	48.1	23.2
Consolidated Gross Margin %	24%	15%	-	26%	20%
Consolidated Operating Expenses	34.9	41.0	15%	96.5	116.6
Income from Unconsolidated Joint Ventures	5.8	2.4	138%	12.8	4.6
Net income (loss) from Continuing Operations	$(15.7)	$(33.6)	53%	$(41.9)	$(54.7)
Net income (loss) per Share from Continuing Operations	$(0.12)	$(0.31)	61%	$(0.36)	$(0.65)
Cash and Short-term Investments Balance	$51.1	$71.2	(28)%	$51.1	$71.2

*Note: The merger closed on June 1, 2016; therefore the nine months ended September 30, 2016 included only four months of Fuel Systems Solutions, Inc. and its year-over-year comparison is not meaningful.

  Consolidated revenues for the quarter ended September 30, 2017, were $60.8 million compared with $56.1 million for the same period last year.  The higher revenues were driven by the increase in the Euro compared to the US dollar, as well as strong sales in the aftermarket business.
  Consolidated gross margin for the quarter ended September 30, 2017, was $14.8 million or 24% of revenue, compared with $8.7 million or 15% of revenue for the same period last year.  The improvement in gross margin is primarily due to higher revenues and operating efficiencies generated through post-merger synergies, particularly related to direct material savings and manufacturing footprint optimization.
  Consolidated operating expenses were $34.9 million for the quarter ended September 30, 2017, a decrease of 15% from $41.0 million in the same period last year.  The reduction in operating expenses is primarily related to the reduction in research and development programs as a result of portfolio optimization, in addition to restructuring activities.  Furthermore, non-recurring costs associated with the merger in 2016 did not repeat in the current year.
  Net loss from continuing operations for the quarter ended September 30, 2017, was $15.7 million or a loss of $0.12 per share, compared with net loss of $33.6 million or $0.31 per share in the same period last year.  This improvement is driven by higher gross margin, lower operating expenses, and higher CWI income compared to the same period last year.

"The company continues to effectively manage its working capital and ongoing liquidity," said Ashoka Achuthan, Chief Financial Officer of Westport Fuel Systems. “In the third quarter, our balance sheet was strengthened by the proceeds received from the equity issuance in July and the repayment of the $55M CDN debentures on September 15, 2017. Revenue growth year-over-year was driven by our core business and bolstered by the strong Euro. We remain focused on aligning our costs to our revenues and with this quarter's performance, we are moving closer to achieve positive adjusted EBITDA."

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three months ended September 30,		Better /	Nine months ended September 30,		Better /
($ in millions, except unit amounts)	2017	2016 Adjusted	(Worse)	2017	2016 Adjusted	(Worse)
Units	1,780	1,643	8%	5,557	5,351	4%
Revenue	$75.5	$67.5	12%	$225.7	$206.0	10%
Gross Margin *	27.9	22.0	27%	78.2	59.5	31%
Gross Margin % *	37%	33%	-	35%	29%	-
Operating Expenses	13.0	14.7	12%	42.0	47.9	12%
Segment Operating Income *	14.9	7.3	104%	36.1	11.6	211%
Westport Fuel Systems 50% Interest *	$5.8	$2.4	142%	$12.8	$4.4	191%

*Note: 2016 adjusted for change in accounting policy related to warranty.

  Revenue was $75.5 million on 1,780 units for the quarter ended September 30, 2017, an increase of 12% over the same period last year.  This is driven by strong customer demand as volume grew by 8% year-over-year; enhanced by higher parts revenue attributed to the increase of in-service natural gas engines.
  Gross margin for the quarter ended September 30, 2017 increased by $5.9 million to 27.9 million, or 37% of revenue from $22.0 million or 33% of revenue in the prior year quarter. The increase in gross margin and gross margin percentage is driven by higher revenues, a more favorable parts revenue mix, and a positive warranty adjustment.
  CWI operating income for the quarter ended September 30, 2017 was $14.9 million, a significant increase from the prior year primarily due to improvement in gross margin and lower operating expenses, driven by reduction in marketing expense and timing of the on-board diagnostics compliance spending that is nearing completion.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	30-Sept- 2016	31-Dec- 2016	31-Mar- 2017	30-Jun- 2017	30-Sept- 2017
Loss before Income Taxes	$(34.4)	$(41.7)	$(13.6)	$(17.3)	$(15.3)

Interest Expense, Net	3.1	4.3	3.4	6.3	0.9
Depreciation and Amortization	5.2	3.9	3.7	3.5	3.9
EBITDA	(26.1)	(33.5)	(6.5)	(7.5)	(10.5)

Stock based compensation	2.9	1.2	1.1	3.1	2.1
Unrealized foreign exchange (gain) loss	(7.1)	8.1	(1.6)	1.0	2.5
Asset impairment	—	2.7	—	—	—
Inventory impairment from product line closure	4.3	1.3	—	—	—
Bargain purchase gain	—	7.1	—	—	—
Merger and financing costs	0.4	—	—	—	0.1
Amortization of fair value inventory adjustment recorded on acquisition	1.0	—	—	—	—
(Gain) loss on sale of investments	(3.9)	(0.3)	—	—	—
Restructuring, termination and other exit costs	17.5	1.5	1.6	(1.6)	(0.1)
Other	0.2	0.9	1.3	(0.3)	0.9
Total Adjusted EBITDA	$(10.8)	$(11.0)	$(4.1)	$(5.3)	$(5.0)

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport Fuel Systems full financials for the quarter ended September 30, 2017, please visit wfsinc.com/investors/financial-information.

CONFERENCE CALL PRESENTATION

Westport Fuel Systems is providing this presentation of financial information based on the most recent reporting structure that was implemented in the first quarter of 2017. The Company is providing this presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the quarter ended September 30, 2017, and full financials for the year ended December 31, 2016.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, November 14, 2017, at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at wfsinc.com/investors.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 1762. The replay will be available until November 21, 2017. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, time for achievement of positive adjusted EBITDA, rationalization of operations, and reduction of overhead expenses. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

More Information

Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com